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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                 (AMENDMENT NO. 4)1

                                BENJAMIN MOORE & CO.
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                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $10.00 PER SHARE
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                            (Title of Class of Securities)

                                      615649100
                       ----------------------------------------
                                    (CUSIP Number)

  JOHN T. RAFFERTY, 51 CHESTNUT RIDGE ROAD, MONTVALE, NJ  07645 (201) 573-9600
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                             SEPTEMBER 14, 1998 ESOP SALE
          ------------------------------------------------------------------
               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d - 1(e), 13d - 1 (f) or 13d - 1 (g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 Pages


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                                     SCHEDULE 13D


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CUSIP No.615649100                                             Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON (ENTITIES ONLY)

     Benjamin M. Belcher, Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     NO FUNDS INVOLVED -- 00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) OR 2(E)                                                    / /

     NOT APPLICABLE
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
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                    7    SOLE VOTING POWER

                         128,913
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             841,414
  OWNED BY          ------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                128,913
    WITH            ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         841,414
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     970,327
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              /X/

     EXCLUDES 2,824 SHARES OWNED BY WIFE AS TO WHICH BENEFICIAL OWNERSHIP IS DISCLAIMED.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9% BASED ON 8,859,540 SHARES OUTSTANDING ON SEPTEMBER 14, 1998.
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                              SCHEDULE 13D                     Page 3 of 5 Pages


Item 1.        Security and Issuer.

                    Common Stock, Par Value $10.00 Per Share
                    Benjamin Moore & Co.
                    51 Chestnut Ridge Road
                    Montvale, New Jersey  07645

Item 2.        Identity and Background.

                    (a)  Benjamin M. Belcher, Jr.

                    (b)  Benjamin Moore & Co.
                         51 Chestnut Ridge Road
                         Montvale, New Jersey  07645

                    (c) Executive Vice President, Director, Benjamin Moore & Co.; Manufacture, sale and distribution of a broad line of coatings (paints, stains and clear finishes) and production finishes coatings.

                    (d)  No.

                    (e)  No.

                    (f)  United States of America

Item 3.        Source and Amount of Funds or Other Consideration.

                    No funds involved.

Item 4.        Purpose of Transaction.

                    (a) through (j)

                    None.

Item 5.        Interest in Securities of the Issuer.

                    (a)  970,327 - 10.9%.  The 970,327 shares consist of 120,913 shares as to which there is sole voting and dispositive power, 8,000 shares under the Benjamin Moore & Co. 1993 Stock Option Plan of the Issuer which are currently exercisable and as to which there would


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                              SCHEDULE 13D                     Page 4 of 5 Pages


                         be sole voting and dispositive power, and 841,414 shares as to which there is shared voting and dispositive power. Of the 841,414 shares, 396,133 shares are held by trusts under a will, of which the reporting person is a co-trustee, 48,000 shares are held by six trusts as to which the reporting person is a co-trustee and 397,281 shares are held by the Issuer's Employees' Stock Ownership Plan, which shares are voted at the direction of the Employee Participants.

                    At September 14, 1998 there were 8,859,540 shares of Common Stock, Par Value $10.00 Per Share, issued and outstanding.

                    (b)  sole power to vote or to direct the vote: 128,913

                         shared power to vote or to direct the vote: 841,414

                         sole power to dispose or to direct the disposition of: 128,913 shared power to dispose or to direct the disposition of: 841,414

                    The shared power to vote or to direct the disposition of 841,414 shares is shared under trusts with Sara B. Wardell, John C. Moore, Richard Roob, Yvan Dupuy and Charles C. Vail, each of whom is a Director of Benjamin Moore & Co., the Issuer, except that John C. Moore is a deceased Director who owned beneficially (within the meaning of the applicable rules and regulations of the Securities and Exchange Commission) more than five percent of the Issuer's Common Stock, and two individuals having no affiliation with the Issuer. As to all of the named persons, the answers in subparagraphs (b) through (f) of Item 2 above, except for the title of Executive Vice President, are applicable and are to be deemed repeated herein as to such persons and, provided further, that Richard Roob, Yvan Dupuy and Charles
                    C. Vail are the Chairman of the Board, President and Senior Vice President, respectively, of the Issuer. As to the individuals having no affiliation with the Issuer, the answers in subparagraphs (d) through (f) of Item 2 above are applicable and are to be deemed repeated herein as to such persons.

                    (b) On September 14, 1998 the reporting person, as co-trustee of the Issuer's Employees' Stock Ownership Plan, sold 1,335 shares of Common Stock in a private sale at a purchase price of $76.88 per share to provide cash at the request and direction of Plan


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                              SCHEDULE 13D                     Page 5 of 5 Pages


                         Participants upon their termination of employment and transferred 144 shares to a Plan Participant other than the reporting person at the Plan Participant's request upon termination of the Plan Participant's employment. On July 25, 1998 the reporting person, as co-trustee of a trust, sold 38 shares of Common Stock in a private sale at a purchase price of $85.19 per share and distributed 274,385 shares to trust beneficiaries. On June 15, 1998 the reporting person, as co-trustee of the Issuer's Employees' Stock Ownership Plan, sold 13,200 shares in a private sale at a purchase price of $84.17 per share to provide cash at the request and direction of Plan Participants upon their termination of employment.

                    (d)  Not Applicable.

                    (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    None.

Item 7.        Material to Be Filed As Exhibits.

                    None.


                                      Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Benjamin M. Belcher, Jr.
                                        -----------------------------------
                                        Signature
Date:  October 19, 1998                 Benjamin M. Belcher, Jr.
                                        Individual